SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2021

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RELEVANT FACT

CENTRAIS ELÉTRICAS BRASILEIRAS S/A CNPJ: 00.001.180/0001-26 | NIRE: 533.0000085-9 PUBLIC COMPANY

Centrais Elétricas Brasileiras S/A (“Company” or “Eletrobras”) (B3: ELET3, ELET5 & ELET6; NYSE: EBR & EBR.B; LATIBEX: XELT.O & XELT.B) hereby informs its shareholders and the market in general, in addition to the Relevant Fact disclosed on October 19, 2021, which received Official Letter No. 585/2021/SE-MME from the Ministry of Mines and Energy informing that the Minister of Mines and Energy and the Minister of Economy approved, ad referendum of CPPI, Resolution No. 221/2021, which amends Resolution No. 203/2021, which deals with the modeling of privatization of Eletrobras.

The full text of Resolution No. 221/2021 is available in the Federal Official Gazette (http://www.in.gov.br/web/dou/-/resolucao-cppi-n-221-de-29-de-dezembro-de-2021-371262148).

The aforementioned official letter is attached to this Relevant Fact.

The Company will keep the market informed about the matter subject on this Relevant Fact.

Rio de Janeiro, December 30, 2021

Elvira Cavalcanti Presta

CFO and Investor Relations Officer

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Free translation

Official Letter No. 585/2021/SE-MME

To the Mr.

RODRIGO LIMP NASCIMENTO

CEO of Centrais Elétricas Brasileiras S.A. (Eletrobras)

Rua da Quitanda, 196, 24th floor, Mario Bhering Building

20091-005 - Rio de Janeiro/RJ

Subject: CPPI Resolution No. 221/2021 - National Privatization Program - PND.

Mr. CEO,

I inform you that the resolution ad referendum will be published today, December 30, 2021 No. 221, approved by the Minister of Mines and Energy and by the Minister of Economy, whose object is promote changes in CPPI Resolution No. 203, of October 19, 2021, which approved the modality operational, adjustments and conditions for the privatization of Centrais Elétricas Brasileiras S.A. - ELETROBRAS.

I hereby inform you that the attached notice will be published on the website of this Ministry.

Regards,

MARISETE FÁTIMA DADALD PEREIRA

Executive Secretary

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

Capitalization of Eletrobras advances with approval of the modeling update and refinement

The update provides for the creation of a band for issuing new shares, the approval of the value for segregation of Itaipu Binacional and the updating of the value applicable to Eletronuclear.

This Thursday (12/30), ad referendum resolution of the Partnership and Investment Program Council (CPPI) was published, amending CPPI Resolution No. 203, of October 15, 2021. The new resolution approves and incorporates adjustments in the modeling of the privatization of Eletrobras within the scope of the National Privatization Program (PND).

Among the changes in the resolution are the creation of a band for the issuance of new shares of the company, the approval of the value for the segregation of Itaipu Binacional and updating of the value applicable to Eletronuclear

For Eletrobras, a broader range of new share issuance values ("primary offering") was established, from BRL 22 billion to BRL 26.6 billion, based on the updated numbers of new concessions, approved by the Board National Energy Policy (“CNPE”), on December 21st. The objective is to absorb any changes in these amounts, after the final analysis by the Federal Court of Accounts (TCU).

In addition, for the segregation of Itaipu Binacional, the amount, equivalent to BRL 1.2 billion, and the payment mechanics that will be made by the new state-owned ENBPar, which can be made in up to 20 years, were approved. Also, in view of the forecast for the realization of the offer in the April/May market window, the values also applicable to Eletronuclear were updated - technical modification, which takes into account the new project schedule. Finally, aspects of the governance of this company and Eletrobras were refined, with a view to privatization.

The next steps of the project will be the holding of a Public Hearing, on January 5, 2022, the final deliberation of the Plenary of the Federal Court of Accounts regarding the new concession contracts and the convening of an Extraordinary General Meeting of Eletrobras so that its shareholders appreciate the proposed model for the privatization of the company.

This document may contain estimates and forecasts that are not statements of fact that occurred in the past but reflect our management beliefs and expectations and may constitute future events' forecasts and estimates under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believe", "may", "estimate", "continue", "anticipate", "intend", "expect" and related words are intended to identify estimates that necessarily involve risks and uncertainties, known or unknown . Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and value of the Real, changes in volumes and the pattern of use of electricity by consumer, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations , and other risks described in our annual report and other documents filed with CVM and SEC. Estimates and forecasts refer only to the date they were expressed and we assume no obligation to update any of these estimates or forecasts due to the occurrence of new information or future events. Future results of the Company's operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2021

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.